United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                 INTERACTIVE BUYERS NETWORK INTERNATIONAL, LTD.
                 (Name of Small Business Issuer in its charter)

                Nevada                                95-3538903
                ------                                ----------
    (State or other jurisdiction of               (I.R.S.  Employer
     incorporation or organization)               Identification  No.)

    5740  Ralston  Street, Suite  110
             Ventura,  CA                                93003
    --------------------------------                     -----
 (Address of principal executive office)                Zip Code

Issuer's  telephone  number:    (805) 677-6720
                                 ---------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act.

      NONE

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                       Common  Stock  $.01  Par  Value
                              (Title  of  class)

                                     PART I

Item  1.  DESCRIPTION  OF  BUSINESS

GENERAL
Interactive Buyers Network International, Ltd. ("Interactive Buyers") operates the Virtual Source Network, a server-based computer system for conducting electronic commerce over the Internet. Interactive Buyers also offers Virtual Source Publisher, a do-it-yourself Internet web site builder.

Virtual  Source  Network
In return for a small initial fee, between $1,000 and $3,000, plus transaction fees of $1.00, or less, per electronic purchase, clients may obtain access to Virtual Source Network and use it for corporate purchasing via the Internet.

By accessing a Virtual Source Network web site, the client, or buyer, uses its customized version of Virtual Source Network to initiate a request for quotation which is electronically distributed to vendors via the Internet. Vendors respond, via the Internet, with price quotations for the items requested. At that point, the buyer may select one of the vendor quotations and send an electronic purchase order, or the buyer may communicate electronically with the vendor regarding counter-proposals or to request additional information. This Internet version of Virtual Source Network has just recently been made available for use by clients. Currently four Virtual Source Network clients are operational, but at insignificant volume levels. Interactive Buyers expects volume usage to become significant in the future.

During 1997 and early 1998, Interactive Buyers offered an earlier version of Virtual Source Network, which was a software application that needed to be installed on client computers. In return for access to the network, clients paid annual subscription fees of $980. Several clients (such as Terry Lumber, McKesson Water Products, Delta Microwave, Great Western Malting division of ConAgra, Industrial Metal Supply, Sargent Fletcher, AML Communications, Empire Oil, Timco-Standard-Tandem, Stone Container, WEA Manufacturing division of Time Warner, Xircom, Neiman-Reed Lumber, Regal Plastics, Mole-Richardson, Ernest Paper Products, Motion Industries, TubeSales, J.C.Carter, Kelly Paper, B.F.Goodrich, Warner Brothers Studios, CBS-Television City, Technicolor, Georgia-Pacific, Parsons Airgas, Castle Metals, Monogram Aerospace Fasteners, Earle M. Jorgensen Company, Manfred Industries, and others) used that earlier version, and experienced savings averaging as much as 15% of the cost of goods purchased through Virtual Source Network. These savings are based on analyses done by Interactive Buyers, and by certain of those clients. These savings resulted not from any special arrangements between Virtual Source Network and the vendors, but from the fact that a wider range of vendors received the requests for quotations, and submitted competitive proposals, thus allowing Virtual Source Network clients the opportunity to select lower prices. Using their previous procedures, these lower prices may never have come to their attention. In addition to these savings, there are administrative savings resulting from other procedural improvements including elimination of paper requests for quotations, the speed and precision of electronic communication and establishing better audit trails. Management believes that similar savings will be realized by clients using the new Internet version of Virtual Source Network.

Virtual Source Network is sold through direct contact by sales people employed by Virtual Source, Inc., a 100% owned subsidiary of Interactive Buyers. The number of sales people has varied during recent months, and currently there are two of these employees. Interactive Buyers' President also spends a significant amount of his time on sales efforts. In addition, Virtual Source has two independent sales representatives working on a commission-only basis. In March of 1999, Interactive Buyers established a strategic partnership with Analytics, Inc. of Madison, Connecticut.

Virtual  Source  Publisher
In addition to Virtual Source Network, Interactive Buyers also offers Virtual Source Publisher, a do-it-yourself web site builder that allows a user to establish their own Internet web site. Use of Virtual Source Publisher requires no special technical skills, no additional software, and does not require the services of a consultant. These sites are offered over the Internet, and are marketed through a variety of distributor arrangements. In addition Interactive Buyers has provided free sites to approximately one thousand high schools and colleges, and is offering free sites to churches and other community groups. Once established, these sites will offer other goods and services to group members, including students, church members, and others, through commission-sharing affiliate agreements with Internet retailers. There are existing affiliate agreements with Beyond.com, Varsity Books, and TheGift.com. Other affiliate programs will be added in the future. Interactive Buyers will receive a portion of the commission earned from such arrangements, and plans to offer these sites as a medium for Internet advertisers. Advertising revenue would be shared with the schools, churches, or community groups who agree to participate.

Interactive Buyers has an arrangement with Group IV, Inc. to distribute Virtual Source Publisher web sites to its national subscriber base of approximately 500,000 small businesses. Group IV will also be providing that subscriber base with information about Virtual Source Network.

Interactive Buyers also offers potential users the ability to set up their Virtual Source Publisher web site by directly accessing one of Interactive Buyers' web sites. Those sites are: http://www.vsource.net or http://www.fillintheblanks.com. At this point there are approximately 1,500 Virtual Source Publisher web sites up and running in total, although many of the users have not progressed to a point where their sites are functioning as fully operational businesses. Interactive Buyers, or its various distributors, charge Virtual Source Publisher users between $24.95 and $29.95 per month, per site, depending on whether the sites are commerce-ready or not. The monthly charge per site is shared between the distributor and Interactive Buyers, with approximately 40% going to the distributor, although specific arrangements vary from distributor to distributor. The programming necessary to automatically charge credit card accounts has not yet been completed, so the revenue obtained from these sites has been minimal. After users' credit cards start to be charged, which is expected to happen late in 1999, Interactive Buyers believes that a significant number of users may discontinue their Virtual Source Publisher web sites rather than paying the monthly charges.

Virtual Source Publisher is sold directly by Interactive Buyers and through distributors. There are approximately fifteen Virtual Source Publisher distributors at this point, although most of them have not sold any Virtual Source Publisher web sites. Since Interactive Buyers' primary service is Virtual Source Network, not much effort is made to sell Virtual Source Publisher, or to encourage Virtual Source Publisher distributors.

DX3, Inc. is a corporation formed by and owned by the former shareholders of Wpg.Net, Inc., a wholly-owned subsidiary of Interactive Buyers, and was established to receive the consideration paid by Interactive Buyers for the acquisition of Wpg.Net in June of 1998. See "History". DX3, Inc. will receive a royalty equal to 50% of all Virtual Source Publisher revenue received by Interactive Buyers, from Virtual Source Publisher sites sold by the DX3, Inc.

owners while they are employees of Interactive Buyers. All other Virtual Source Publisher revenue will be subject to a 25% royalty, also payable to DX3, Inc. To date, no Virtual Source Publisher revenue has been received, and no royalties have been earned.

Other Information: Government Approvals, Dependence on Suppliers, Trademarks, Employees and Independent Contractors
While there are no governmental approvals required specifically related to the licensing or use of Virtual Source Network or Virtual Source Publisher, and no direct governmental regulation, that could change. In those circumstances, competitors with larger administrative staffs and more financial resources will be in a better position to comply with this regulation and obtain any necessary approvals. However, management is not aware of any pending or anticipated government regulations that will negatively impact Interactive Buyers in a material way.

Interactive Buyers is not dependent on suppliers of raw materials, although it is dependent on the Internet, including the ability to communicate with its remote servers. Interactive Buyers' clients are also dependent on the Internet for this communication, without which clients would be unable to use any of the Internet-based services provided by Interactive Buyers.

Virtual Source Network is listed on the Supplemental Register of Trademarks maintained by the U. S. Patent Office. Interactive Buyers has no other trademarks or patents.

As of June 25, 1999, Interactive Buyers had eleven full time employees, two part time employees, and one active independent sales representative working on a commission-only basis. There are two other independent sales representatives that may be re-activated in the future. In addition, Interactive Buyers has engaged fifteen independent contractors who are working on a variety of technical systems and programming projects.

HISTORY
Interactive Buyers was incorporated in the state of Nevada on October 22, 1980 as Cinema-Star Corporation, and in September 1989 was re-named Dyna-Seal Corporation, which subsequently changed its name several times prior to becoming inactive. In July 1995, the Interactive Buyers name was established. Prior to becoming Interactive Buyers, the entity were a dormant corporation with no significant business, assets or liabilities although it did have several hundred public shareholders.

In July 1995, Interactive Buyers acquired all the shares of Buyer/Seller Interactive Software, Inc., incorporated July 11, 1995 in the state of Nevada. The acquisition was accounted for as a purchase. Buyer/Seller Interactive was a software development company, working on an interactive system that would allow corporate buyers and sellers to conduct business electronically. At that time Interactive Buyers changed its name to Interactive Buyers Network International, Ltd. in order to properly reflect the nature of its newly acquired business operation. In December of 1996, control of Interactive Buyers was acquired by Joseph E. Thomure and Samuel E. Bradt through the exchange of $305,000 in convertible notes for 3,028,900 new shares of Interactive Buyers common stock. Mr. Thomure then became Chairman, President and Chief Executive Officer, and Mr. Bradt became Chief Financial Officer. In early 1997, Interactive Buyers raised additional capital by issuing common stock, with the result that no one individual or group of shareholders retained voting control of Interactive Buyers.

In May of 1997, Robert C. "Jay" McShirley, founder of Buyer/Seller Interactive and originator of the Virtual Source Network concept, replaced Mr. Thomure as President and CEO of Interactive Buyers. Mr. Thomure became inactive in the business at that point, and did not stand for re-election to the board. Mr. Bradt continued as Chief Financial Officer, and replaced Mr. Thomure as Chairman of the Board. In July of 1997, Buyer/Seller Interactive changed its name to Virtual Source, Inc.

On June 1, 1998, Interactive Buyers acquired Wpg.Net, Inc. for a purchase price including 500,000 shares of Interactive Buyers common stock, and an option to purchase another 500,000 shares at $0.59 per share. The consideration for this acquisition was paid to DX3, Inc., a corporation established by the former owners of Wpg.Net, Inc. for that purpose. This acquisition was accounted for as a purchase. Wpg.Net brought with it key technical personnel, as well as a partially completed web-based system that ultimately became Virtual Source Publisher. As a part of the acquisition transaction, Interactive Buyers agreed that DX3, Inc. would receive royalties, at various levels, based on revenue received from the sale of Virtual Source Publisher web sites. Interactive Buyers also agreed that if Interactive Buyers were sold, all Virtual Source Publisher royalties to DX3, Inc. would cease to accrue, in return for an agreement that DX3, Inc. would receive a one time payment of $3,000,000, its stock options would immediately vest, and Interactive Buyers would guarantee a minimum stock price of $7.00 for each of the Interactive Buyers shares held by DX3, Inc., regardless of the actual transaction price.

In June of 1999, Mr. McShirley became Chairman of Interactive Buyers, with Mr. Bradt continuing as Chief Financial Officer. Also, Interactive Buyers approved the transfer of all assets, liabilities and operations of Wpg.Net into Virtual Source, to be followed by the dissolution of the Wpg.Net corporate entity. Following that action, Interactive Buyers will function as a holding company with Virtual Source as its only operating subsidiary.

RISK  FACTORS
Need  for  Additional  Capital
In April of 1999, Interactive Buyers completed an offering of common stock under Rule 504 of Regulation D, where it raised $1,000,000, net of offering costs of approximately $5,000. Interactive Buyers expects the proceeds of this offering to fund operations through September or October of 1999, and since Interactive Buyers has not yet earned any significant revenues, additional funds will be needed in the near future. Since Interactive Buyers' financial position does not support bank financing or other conventional debt financing, additional common shares will likely be issued, thus resulting in further shareholder dilution. Even after that, Interactive Buyers may need to raise additional funds and it cannot be certain that additional financing will be available on favorable terms, if at all.

Limited  Operating  History;  Risks  of  Early  Stage  Company
Virtual Source Network, Interactive Buyers' primary service offering, began operations in October 1996 when the earlier version of Virtual Source Network, a software application for personal computers, rather than an Internet application, was successfully installed and used at a private company in southern California. Interactive Buyers has had a limited operating history since then, although it did successfully install the earlier Virtual Source Network version (personal computer application) for several clients, and was paid the annual subscription rate then in effect. This limited history makes an evaluation of Interactive Buyers' future prospects very difficult. The new Internet version of Virtual Source Network has been installed for use by four different companies, although none are actively using the system today. Certain additional systems projects must be completed, either at client companies, or with respect to Virtual Source Network modifications requested by clients, before Virtual Source Network becomes fully operational for those clients. One other client is now in the process of installing the Internet version of Virtual Source Network without the need for modifications, but there can be no assurance that any client will ever produce substantial revenues for Interactive Buyers.

Interactive Buyers will encounter the risks and difficulties often encountered by early-stage companies in new and rapidly evolving markets. These risks are described in more detail in the following section.

New,  Rapidly  Changing  Market;  Need  to  Attract  Large  Corporations
The market for Internet applications and services is at an early stage, and changing rapidly. Interactive Buyers' initial success will depend upon attracting several large corporations to use Virtual Source Network, and their favorable results from this usage. Subsequent success will depend on Interactive Buyers' ability to communicate these early successes to the marketplace, thus attracting significant numbers of other businesses and buying organizations.

Complex Implementation and Integration of Virtual Source Network May Impede Market Penetration
The installation of Virtual Source Network, and integration with a client's systems currently in use is a complex, time consuming and expensive process. As a result, Virtual Source Network may not achieve significant market penetration in the near future, or ever.

Large  Operating  Losses  Expected  to  Continue
Interactive Buyers has incurred net losses of $3.8 million through April 30, 1999, the end of the first quarter of fiscal 2000. Since inception, Interactive Buyers has not had material revenues, and has recognized no revenues at all from the Internet version of Virtual Source Network. Interactive Buyers expects to derive the majority of its revenues in the foreseeable future from Virtual Source Network fees. In addition, Interactive Buyers expects to spend significant amounts on sales, marketing, systems development, and administrative expenses in the near future.

Stock  Market  Price  Volatility
Period-to-period comparisons of Interactive Buyers reported results will be difficult to interpret, and actual results may fall well below the expectations of securities analysts or investors in future quarters. Failure to meet expectations may affect the market price of Interactive Buyers common stock in unpredictable ways, including substantial drops in the market value of investor holdings from time to time.

Other  Market  Factors  Affecting  Operating  Results
Interactive Buyers' operating results may vary depending on a number of other market factors, including:

-     Demand  for  and  usage  of  Virtual  Source  Network  and  Virtual Source
      Publisher;
- Actions taken by our competitors, including new product introductions and enhancements;
- Delays in the implementation of new systems by clients as they attempt to reduce the risk of computer system problems associated with the Year 2000;
- Ability to develop, introduce and market new enhancements to our existing services on a timely basis;
-     Changes  in  pricing  by  Virtual  Source  Network  competitors;
-     Ability  to  expand  sales  and  marketing  programs;
- Success in maintaining and enhancing existing relationships, and developing new relationships with strategic partners, including systems integrators and other implementation partners;
-     Ability  to  control  costs;
-     Technological  changes;
-     Changes  in  client  budgets;  and
-     Other  factors,  including  changes  in  the  U.S.  economy.

Increased Operating Expenses Effect on Operations and Price of Common Stock Interactive Buyers plans to increase operating expenses to expand its sales and marketing operations, establish new strategic relationships, fund additional systems development, and increase our business and professional staff internal business systems. These planned expenses will increase operating losses during reporting periods before significant revenues develop. This could lead to drops in the market price of Interactive Buyers shares.

Substantial  Costs  of  any  Securities  Litigation
In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Interactive Buyers could become a target of similar securities litigation.
Litigation of this type could result in substantial costs and divert management's attention and resources.

Dependence  on  Virtual  Source  Network  Anticipated  Revenues
Interactive Buyers expects that when revenues do develop, substantially all of those revenues will come from Virtual Source Network clients. Although Virtual Source Network fees are substantially below those currently charged for competitive systems and services, future reductions in competitive prices, to meet Virtual Source Network pricing, could negatively impact the demand for, or usage of, Virtual Source Network. These changes may impede Virtual Source Network's ability to achieve broad market acceptance, thus negatively impacting Interactive Buyers' opportunity to eventually become profitable. Broad and timely acceptance of Virtual Source Network, which is critical to Interactive Buyers' future success, is subject to a number of significant risks. These risks include:

- Internet procurement is a new market. Its rate of growth and change is unpredictable, as is the nature of this change;
- Interactive Buyers' ability to support its strategic partners, in pursuit of large numbers of buyers and suppliers, is yet to be proven; and
- Interactive Buyers' ability to continually enhance the features of Virtual Source Network, in response to client's widely differing needs, is yet to be proven.

Competitive "business-to-business" Internet Commerce market; Effect on Market Share and Business
The market for Virtual Source Network is intensely competitive, evolving and subject to rapid technological change. Intensity of competition is likely to increase in the future. Increased competition from new competitors is likely to result in loss of market share, which could negatively impact Interactive Buyers' business. Competitors vary in size, and in the scope and breadth of the products and services offered. Virtual Source Network will encounter competition from Ariba, Captura Software, Clarus, Commerce One, Concur Technologies, Extensity, GE Information Services, Intelysis, Netscape Communications and TRADE'ex Electronic Commerce Systems. Virtual Source Network may also encounter competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP who are not presently considered to be direct competitors. In addition, because there are relatively low barriers to entry in this market, additional competition from other established and emerging companies may develop.

Many current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than Interactive Buyers, significantly greater name recognition, and a larger installed base of customers. In addition, many of the competitors have well-established relationships with Interactive Buyers' clients and potential clients, and have extensive knowledge of the industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share.

Virtual Source Network Revenues Expected from a Limited Number of Clients and Increased Impact of Customer Loss
Interactive Buyers expects that Virtual Source Network revenues, if any, during the current fiscal year will come from a small number of clients, perhaps as few as four. The loss of any single customer could have a substantial negative impact on the business Interactive Buyers. However, most businesses currently expressing interest in using Virtual Source Network are Fortune 500 companies with the potential for generating several hundred thousand dollars of annual fee revenue for Interactive Buyers.

Third Parties Implement/Integrate Virtual Source Network; Negative Impact Upon Revenue Goals if Third Parties Do Not Produce
Interactive Buyers expects to rely, almost exclusively, on a number of third parties to propose and explain Virtual Source Network to prospective clients, to implement Virtual Source Network, and to integrate Virtual Source Network with clients' existing systems. If Interactive Buyers is unable to establish and maintain effective, long-term relationships with these third parties, or if these third parties are unable to meet the needs and expectations of Virtual Source Network clients, Interactive Buyers would have difficulty achieving its revenue goals. This strategy will also require that we develop new relationships with third party implementors/integrators as the number of Virtual Source Network users increases.

A number of potential competitors, including Oracle, SAP and PeopleSoft, have significantly more well-established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services.

Vendors are Essential to Success of Virtual Source Network; Negative Impact of Vendors' Failure to Join the Network
In order to operate, Virtual Source Network requires that vendors be able to access the network. Currently, vendors can access Virtual Source Network even if they have not joined the network, but it is far more efficient if a vendor does join the network. It is necessary that a client's key vendors join the network in order to achieve the full benefits of the system, and Interactive Buyers does expect that vendors will join. Network membership is now free for any vendor, and clients joining Virtual Source Network make direct requests of their key vendors that they join. When a large corporation requests that its vendors adapt to a new purchasing process, and that change is free, there is a strong tendency on the part of those vendors to make that change, and to protect their customer relationships. To date there has been no significant vendor resistance to joining the new Internet version of Virtual Source Network, although previously there was significant resistance to paying the annual subscription fee, and joining the earlier personal computer version of Virtual Source Network. Should new vendor resistance develop, that could slow adoption of Virtual Source
Network by clients, and negatively impact potential Interactive Buyers' revenues.

Substantial  Costs  of  Any  Product  Liability  Claims
Errors, defects or other performance problems with Virtual Source Network could result in financial or other damages to our clients. A product liability claim, even if not successful, would likely be time consuming and costly and could seriously harm Interactive Buyers. Although the terms and conditions in Virtual Source Network user agreements contain provisions designed to limit exposure to these claims, existing or future laws, or unfavorable judicial decisions, could weaken or negate these provisions.

Success  Depends  on  Key  Personnel;  No  "Key  Man"  Life  Insurance
Future performance depends on the continued service of key personnel, and the ability to attract, train, and retain additional technical, marketing, customer support, and management personnel. The loss of one or more key employees could negatively impact Interactive Buyers, and there is no "key man" life insurance in force at this time. However, Interactive Buyers does plan to obtain this insurance. Competition for qualified personnel is intense, and there can be no assurance that Interactive Buyers will retain key employees, or attract and retain other needed personnel.

Protection of Intellectual Property; Lack of Patents; Potential Pirating Interactive Buyers' success depends to a large extent on its exclusive technology, and relies on a combination of contractual provisions, confidentiality procedures, trade secrets, copyrights and trademark protections. Interactive Buyers has no patents at this point, and Interactive Buyers' technologies may not be patentable. Despite efforts to protect its exclusive rights, unauthorized parties may attempt to copy aspects of that technology, or to obtain and use our exclusive information. Policing unauthorized use of this technology is difficult, and while Interactive Buyers is unable to determine the extent to which piracy of Interactive Buyers' software may exist, software piracy can be expected to be a persistent problem. Further, competitors may independently develop similar technology, or duplicate Interactive Buyers' services without violating intellectual property rights.

At present, Interactive Buyers' technologies are owned outright by Interactive Buyers. However, Interactive Buyers may in the future have to license or otherwise obtain access to intellectual property of third parties.

Substantial  Costs  of  Any  Intellectual  Property  Infringement  Claims
There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. It is possible that in the future, third parties may claim that Interactive Buyers' technology may infringe their intellectual property. It is expected that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, resulting in costly litigation.

Need  to  Manage  Growth  and  Expansion
Interactive Buyers anticipates a period of significant expansion and growth, which most likely will place significant strain upon management, systems, and resources. Failure to properly manage that growth and expansion will jeopardize the future of the business.

Year  2000  Risk
Although management believes that its internally developed systems and technology are Year 2000 compliant, certain other technologies nevertheless could be substantially impaired, or cease to operate, due to Year 2000 problems. Interactive Buyers relies on information technology supplied by third parties as well, and strategic partners may also be dependent on information technologies not Year 2000 compliant, and on their own third-party vendor systems that may be at risk. These Year 2000 problems could adversely affect Interactive Buyers. Further, the Internet itself could face serious disruptions arising from Year 2000 problems.

Many potential Virtual Source Network clients have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. Further, some technology budgets have been diverted from other projects to deal with Year 2000 issues. Interactive Buyers has already experienced delays in the new client decision-making process for this reason, and expects that to continue through December 31, 1999.

Risks  Related  to  the  Internet
The use of Virtual Source Network and Virtual Source Publisher depends on the increased acceptance and use of the Internet as a medium of commerce and communication. While management believes that acceptance and use of the Internet will continue to increase at very rapid rates, it is not guaranteed. If that growth does not continue, clients may not adopt or use these new Internet technologies at the rates management has assumed, and Interactive Buyers may not be as successful as originally thought. Further, even if acceptance and use of the Internet does increase rapidly, but the technology underlying the Internet and other online services does not effectively support that growth, Interactive Buyers' future would be negatively impacted.

Internet  Security  Concerns
A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of Interactive Buyers' security systems or those of other web sites to protect our exclusive information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the web for commerce and communications. Anyone who circumvents Interactive Buyers' security measures could misappropriate our exclusive information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into Interactive Buyers' systems, or those of our clients or vendors, which could disrupt Virtual Source Network or Virtual Source Publisher, or make it inaccessible to clients or vendors. Interactive Buyers may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that Interactive Buyers' activities may involve the storage and transmission of exclusive information, such as credit card numbers, security breaches could expose Interactive Buyers to a risk of loss or litigation and possible liability. Interactive Buyers' security measures may be inadequate to prevent security breaches, and business would be seriously impacted if they are not prevented.

Government  Regulation
As Internet commerce continues to grow, the risk that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services, increases. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for Interactive Buyers' services.

One or more states may seek to impose sales tax collection obligations on out-of-state companies like Interactive Buyers that engage in or facilitate electronic commerce throughout numerous states. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from these activities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although management believes that the expectations reflected in the forward-looking statements are reasonable, there is no guarantee that future results, levels of activity, performance or achievements will be attained. Moreover, neither management nor any other person assumes responsibility for the accuracy and completeness of these statements. Management is under no duty to update any of the forward-looking statements to conform these statements to actual results.

INDUSTRY  OVERVIEW
The Internet has emerged as the fastest growing communication medium in history. With over 97 million users at the end of 1998, growing to 320 million users by 2002, as estimated by International Data Corporation, a well known technology research and consulting firm, the Internet is dramatically changing how businesses and individuals communicate and share information. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person electronic commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business electronic commerce that will enable organizations to streamline complex processes, lower costs and improve productivity.

With this foundation, Internet-based, business-to-business electronic commerce is poised for rapid growth and is expected to represent a significantly larger opportunity than business-to-consumer or person-to-person electronic commerce. According to Forrester Research, another well recognized technology research firm, business-to-business electronic commerce is expected to grow from $43 billion in 1998 to $109 billion in 1999, and $1.3 trillion in 2003, accounting for more than 90% of the dollar value of electronic commerce in the United States. This is a representation of the volume of business expected to be conducted through Virtual Source Network, and other similar systems, not the revenue expected to be received by Interactive Buyers and its competitors. This market is expected to create a substantial demand for Internet-based electronic commerce applications. According to International Data Corporation, the worldwide market for Internet-based electronic commerce procurement and order management applications is expected to experience tremendous growth, with revenues increasing from $187 million in 1998 to $8.5 billion in 2003. These are the revenues expected to be received by Interactive Buyers and its competitors, in return for use of Virtual Source Network and similar systems.

Today, most organizations buy goods and services through paper-based or semi-automated processes. These processes are costly, time consuming and complex and often include the re-keying of information, lengthy approval cycles and significant involvement of financial and administrative personnel. Various experts estimate that the cost per procurement transaction ranges from $75 to $175, often exceeding the cost of the items being purchased. In addition, these time-consuming processes often result in fulfillment delays to end-users, leading to productivity losses. Beyond the time and expense associated with manual processing costs, organizations suffer even greater costs when they cannot fully exploit procurement economies of scale. Most organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate better volume discounts with preferred suppliers. In addition, most organizations suffer from a problem known as "maverick buying," which occurs when personnel do not follow internal guidelines as to which suppliers to use for operating resource purchases. When preferred suppliers are not used, organizations pay a premium. Experts estimate that maverick buying accounts for one-third of operating resource expenditures, costing organizations a 15% to 27% premium on those purchases. Traditional procurement processes also result in missed revenue opportunities and additional costs to suppliers. When buyers are unable to channel purchases to preferred suppliers, these suppliers lose revenue. Suppliers also suffer from inefficient, error-prone and manually-intensive order fulfillment processes. Many suppliers dedicate significant resources to the manual entry of information from faxed or phoned-in purchase orders and the manual processing of paper checks, invoices and ship notices. Suppliers also spend significant resources on customer acquisition and sales costs, including the production and distribution of paper catalogs. Without fully automated and integrated electronic commerce technologies, both buyers and suppliers incur substantial extraneous costs in conducting commerce.

Over the past 30 years, information technologies have brought automation to departmental operations such as manufacturing resource planning, financial management, sales force automation and human resource management. However, the information technology platforms that made departmental automation possible did not provide enterprise-wide connectivity within organizations, or between organizations. Thus, the processes linking end-users to approvers and organizations to suppliers for operating resources are today largely paper-based. With the widespread implementation of intranets and the adoption of the Internet as a business communication platform, organizations can now automate enterprise-wide and inter-organizational commerce activities. The availability of this technology creates a significant market opportunity for Internet-based business-to-business electronic commerce solutions for operating resources.

COMPETITION
The market for Virtual Source Network is intensely competitive, evolving and subject to rapid technological change, and the intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, to some extent caused by Virtual Source Network pricing which is substantially below current industry averages.

Competitors vary in size and in the scope and breadth of the products and services offered. Competitors include Ariba, Captura Software, Clarus, Commerce One, Concur Technologies, Extensity, GE Information Services, Intelysis, Netscape Communications and TRADE'ex Electronic Commerce Systems. Several major enterprise software developers, such as Oracle, PeopleSoft and SAP are likely to become competitors. In addition, because there are relatively low barriers to entry, it is expected that additional competition will come from other established and emerging companies.

Management  believes  the  principal  competitive  factors  include:
     1.     overall cost of licensing, implementing, and integrating the system;
     2. a significant base of satisfied clients, breadth and depth of the system;
     3.     a  critical  mass  of  buyers  and  suppliers;
     4.     product  quality  and  performance;

     5.     customer  service;
     6.     core  technology;
     7.     product  features;  and
     8.     ability  to  implement  and  integrate  with  enterprise  systems.

Although management believes that Virtual Source Network compares favorably with respect to most of these factors, and very favorably with respect to overall cost, Virtual Source Network does not yet have a large referral base, nor a critical mass of buyers and sellers, and its quality and performance have yet to be proven with regard to the new Internet version of Virtual Source Network. As a result, it is yet to be seen whether Virtual Source Network can compete successfully.

Many  competitors and potential  competitors  have longer  operating  histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers. In addition, many have well-established relationships with potential Virtual Source Network clients and have extensive knowledge of the industry. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share. Competition will increase as a result of industry consolidations.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  AND  RESULTS  OF  OPERATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998:

Interactive Buyers's business is at an early stage, and is in transition from a firm primarily engaged in technology development and refinement, to a firm that is marketing and selling its services. During the last two fiscal years, expenditures have been made primarily for the purpose of developing, testing and improving Interactive Buyers' two Internet applications, Virtual Source Network and Virtual Source Publisher. A modest amount of revenue has been received from Virtual Source Network users paying annual subscription fees, but that revenue ceased when efforts turned to the development of the Internet version of Virtual Source Network, and a decision was made to charge transaction fees for usage of Virtual Source Network rather than subscription fees. Substantially all the cash required for operations during fiscal years ended January 31, 1998 and 1999 has come from investors. Other than convertible demand notes of $857,000 at January 31, 1999, and normal accounts payable, Interactive Buyers has no outstanding debts.

Revenue
Revenue in the fiscal year ended January 31, 1999 was very small, and somewhat lower than the prior year. Both figures consisted primarily of subscription revenues and, as stated above, Interactive Buyers' policy of charging subscription fees has been discontinued, so revenues from this source will cease.

General  and  Administrative  Expenses
Expenses in the fiscal year ended January 31, 1999 exceeded those of the prior year by $365,000, primarily due to the added payroll and operating expenses associated with Wpg.Net, Inc., which was acquired in June of 1998. The Company, from time to time, issues shares of its common stock to employees as bonuses and to outside consultants in lieu of fees. 403,722 shares were issued for the fiscal year ended January 31, 1998, at an expense of $92,706 to the Company. 318,500 shares were issued for the fiscal year ended January 31, 1999 at an expense of $67,363.

Net  Loss  from  Operations
Net loss from operations in fiscal year ended January 31, 1999 exceeded the prior year by $376,000, because of the increase in general and administrative expense noted above.

Loss  on  Abandonment  of  Equipment
In the fiscal year ended January 31, 1998, laptop computers valued at $28,000 were written off. There was no similar write-off in fiscal 1999. The laptops in question were provided to an eighteen person sales force in early 1997. The sales approach used at that time proved particularly unsuccessful, and was terminated. By that time, the laptop computers had become partially obsolete and their value had decreased significantly. Interactive Buyers elected not to upgrade them, nor to attempt collection from the terminated sales people.

Litigation  Settlement
During fiscal 1999, a mutual compromise settlement between Interactive Buyers and its landlord resulted in a $30,000 cash payment to Interactive Buyers and free rent for one year beginning December 1, 1998. The $91,000 settlement included that cash payment, the free rent, and reimbursement of legal fees and costs associated with the move. There was no similar litigation or settlement in the prior year.

Net  Loss
The largest factor contributing to the $257,000 increase in fiscal 1999 net loss, compared to the prior year, was the increased payroll and operating expense associated with the June 1998 acquisition of Wpg.Net, Inc.

Accounts  Receivable
The $24,000 decrease in accounts receivable from year to year is a direct result of Interactive Buyers' change in pricing structure of the new Internet version of Virtual Source Network from a subscription basis to a transaction usage fee basis. During the transition period the subscription fees were discontinued and the transactional fees had not yet developed.

Property  and  Equipment,  Net
The year to year reduction of $22,000 is the result of a comparable increase in accumulated depreciation. There was no other change.

Prepaid  Rent
The $37,500 of prepaid rent at January 31, 1999 represents the remaining ten months of free rent available to Interactive Buyers as a result of the litigation settlement discussed earlier. There was no similar settlement in effect at January 31, 1998.

Employee  Receivable
At January 31, 1999 employee receivables were $68,000, approximately $9,000 more than the prior year. This increase was primarily due to expense advances.

Intangible  Assets
$434,000 at January 31, 1999, represents the unamortized portion of the goodwill, or excess of price paid over book value of assets acquired, booked as a result of the Wpg.Net, Inc. acquisition in June 1998. There was no comparable item at January 31, 1998.

Accounts  Payable
Accounts payable increased $17,000 from year to year. This increase represents increases in normal business activity.

Accrued  Liabilities
Accrued liabilities increased $48,000, mostly as a result of interest expense accrued on Interactive Buyers' $857,000 of convertible demand notes outstanding at January 31, 1999. This interest is payable in cash at the option of Interactive Buyers. If not paid in cash, the holders have the right to convert any of this accrued interest into Interactive Buyers common stock.

Convertible  Notes  Payable  -  Related  Parties
At January 31, 1999, notes payable totaled $857,000, an increase of $659,000 over the $198,000 outstanding at January 31, 1998. This represents $825,000 of new notes issued, less $166,000 principal amount of notes converted during the same period. Funds raised in this manner were used to fund Interactive Buyers' operations.

Deferred  Revenue
Deferred revenue decreased approximately $25,000 to just over $3,000 at January 31, 1999. This deferred revenue originated from subscription fees received but not fully earned in the preceding accounting period. These deferrals are recognized as revenues in subsequent accounting periods. Since Interactive Buyers no longer charges subscription fees, no new amounts have been added to deferred revenue recently. During the coming fiscal year, the remaining balance will be recognized as revenue.

Common  Stock  &  Paid-in-Capital  &  Options  to  Purchase  Common  Shares
The $841,000 increase during the fiscal year ended January 31, 1999, represents the value of 779,000 common shares issued upon conversion of notes, the 500,000 common shares issued and the $80,000 fair value assigned to the option to acquire another 500,000 common shares, which were issued and granted in the acquisition of Wpg.Net, Inc., as well as 318,000 shares issued for services rendered, less 1,000,000 shares surrendered by certain shareholders.

Accumulated  Deficit
The accumulated deficit increased $1,101,000 during the fiscal year ended January 31, 1999 as a result of the net loss for the year.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - THREE MONTHS ENDED APRIL 30, 1999, COMPARED TO THE THREE MONTHS ENDED APRIL 30, 1998:

Revenue
Revenue for the three months ended April 30, 1999 was $4,000, down $21,000 from the prior year quarter. This results from the discontinuation in early 1998 of the annual subscription fee program relative to the personal computer version of Virtual Source Network, and the fact that the new Internet version of Virtual
Source  Network  has  not  begun  to  generate  revenue.

General  and  Administrative  Expenses
Expenses of $338,000 for the three months ended April 30, 1999 exceeded the prior year period by $113,000 primarily due to added payroll and operating expense associated with Wpg.Net, Inc. which was acquired in 1998, but after the close of the three months ended April 30, 1998.

Net  Loss
Net loss for the quarter was $333,000, which exceeded the prior year quarter by $133,000. This reflects the combined impact of revenue reductions and expense increases discussed above.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION -COMPARISON OF APRIL 30, 1999 BALANCE SHEET ITEMS TO JANUARY 31, 1999 BALANCE SHEET ITEMS

Current  Assets
Current assets of $785,000 at April 30, 1999 exceeded the January 31, 1999 amount by $721,000. This increase reflects the $1,000,000 net proceeds from 737,493 Interactive Buyers common shares sold during the three months ended April 30, 1999, less funds used for operations during the quarter.

Property  and  Equipment,  Net
Property and equipment, net, at April 30, 1999, of $47,000, exceeded the January 31, 1999 amount by $25,000. This increase results from $30,000 of computer hardware and software purchased during the quarter, less $5,000 of depreciation during the same quarter.

Prepaid  Rent
Prepaid rent has declined by exactly $11,250, which represents three months rent at $3,750 per month. The prepaid rent account was established at January 31, 1999, representing the unused amount of free rent agreed to in Interactive Buyers' litigation settlement with its landlord in late 1998.

Employee  Receivables
Employee receivables have increased $35,000 since January 31, 1999, due to expense advances, plus funds advanced to certain key employees for personal reasons. Interactive Buyers felt that these key employees were, and still are, important to the success of the business, and that limited financial assistance represented a good investment of company funds.

Intangible  Assets
Intangible assets declined $8,000 during the three months ended April 30, 1999, due to normal amortization of the goodwill which was recorded as a result of the Wpg.Net, Inc. acquisition in June of 1998.

Accounts  Payable
Accounts payable increased $3,000 to $52,000 at April 30, 1999. This increase results from a normal increase in business activity.

Accrued  Liabilities
Accrued liabilities increased $20,000 during the quarter, to $98,000 at April 30, 1999. This increase represents the interest accrued on outstanding convertible demand notes during the quarter.

Convertible  Demand  Notes  Payable  -  Related  Parties
The outstanding balance of these notes, due primarily to various share-holders, declined $55,000 to $802,000 at April 30, 1999. This change represents $85,000 principal amount converted into Interactive Buyers common stock, net of $30,000 received from purchasers of new notes issued during the quarter.

Common  Stock  &  Capital  in  Excess  of  Par
These amounts, combined, increased $1,128,000 during the three months ended April 30, 1999, to a total of $4,243,000. This increase includes $1,000,000 proceeds, net of issuance costs, from the private placement of 737,493 new
Interactive Buyers common shares under Rule 504 of Regulation D. It also includes $86,000 from the conversion of principal and interest due under certain Convertible Demand Notes into 91,932 Interactive Buyers common shares, and $42,000 representing the issuance of 44,000 Interactive Buyers common shares in return for services rendered.

Accumulated  Deficit
The accumulated deficit increased $334,000 during the three months ended April 30, 1999, to $3,808,000. This increase is a result of the net loss recorded during the quarter.

LIQUIDITY  AND  CAPITAL  RESOURCES
Interactive Buyers has no revenue at this time, other than small amounts of interest income, and certain non-recurring items. While Interactive Buyers expects to generate significant amounts of revenue in the future, it is entirely dependent on investor funds at this point in time. At April 30, 1999, Interactive Buyers had cash balances totaling $785,000, as a result of its private placement of common stock during the quarter then ended. Management expects those funds to last until September or October of 1999. Interactive Buyers is having conversations with several funding sources but, at this time, no firm commitments have been received, and there can be no assurances that funding commitments will result from these discussions.

The Consolidated Statements of Cash Flows for fiscal years ended January 31, 1999 and 1998 show that net losses ($1,101,100 and $844,400 respectively) represent the primary use of funds in each fiscal year. In fiscal 1999, $153,000 of convertible notes were issued for services, expense reimbursements, and accrual of interest, thus reducing the extent to which cash was required to cover those obligations. Common stock valued at $67,000 was issued for services, similarly reducing the requirement for cash. The $825,000 proceeds from convertible note issuance during the fiscal year provided almost all of the cash required to support the remaining operational expenditures.

The Consolidated Statements of Cash Flows for the three months ended April 30, 1999, and three months ended April 30, 1998, show a similar pattern. Net losses were $334,000 and $200,000, respectively, with the issuance of stock ($42,000) in the 1999 quarter, and notes ($31,000) in the 1998 quarter, partially offsetting the cash requirement. However, the $1,000,000 (net of issuance costs of approximately $5,000) proceeds from sale of stock in the 1999 quarter, increased the cash balance by $725,000 to a total of $785,000 at April 30, 1999.

Year  2000  Issues
Interactive Buyers' internally used computers are all "Y2K" compliant. Virtual Source Network and Virtual Source Publisher were developed to be Y2K compliant, and do not represent a risk for users. Interactive Buyers' servers are housed in a facility especially designed for mission-critical computers, and the managers of that facility have assured Interactive Buyers that all systems and services under the control of the facility managers are Y2K compliant. Interactive Buyers cannot be sure that all outside organizations, beyond its control, which impact or may impact Interactive Buyers' operations, will be Y2K compliant by December 31, 1999.

Need  for  Additional  Financing
The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately four months. Since Interactive Buyers' financial position does not support bank financing, or other conventional debt financing, additional common shares will likely be issued, thus resulting in further shareholder dilution. It cannot be certain that additional financing will be available on favorable terms, if at all.

No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company does elect to raise additional capital it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

Item  3.  DESCRIPTION  OF  PROPERTY

Interactive Buyers leases approximately 2,500 square feet of standard office space at its principal location in Ventura, California. This space is rent free, as a result of the litigation settlement discussed earlier, until the November 30, 1999 end of the lease term. Interactive Buyers' subsidiary, Wpg.Net, Inc., rents approximately 1,000 square feet of standard office space near Seattle Washington, at a current rate of $2,300 per month. The lease agreement expires on May 31, 2002. Interactive Buyers' main servers are housed in a Seattle facility especially designed for mission-critical computers. The cost is $2,200 per month, and is available on a month-to-month basis. This facility maintains back-up electrical power, fire protection, and other security features. Data communications connections available within this facility provide direct access to the Internet, without the need to connect through T-1, T-2, or T-3 high volume telephone lines.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth, as of May 31, 1999, information regarding ownership of Interactive Buyers' common stock, by each person known by Interactive Buyers to be the beneficial owner of more than 5% of its outstanding common stock, by each director, by certain related shareholders, and by all executive officers and directors of Interactive Buyers as a group. All persons named below have sole voting and investment power over their shares except as otherwise noted. Interactive Buyers common stock is the only class of voting securities outstanding. There are no existing arrangements which may, or are expected to, result in a change in control of Interactive Buyers.

Name & Address                 Number of Shares    Percent
-----------------------------  -----------------  ----------
Robert C. McShirley (a)                  880,055       14.1%
4536 Falkirk Bay
Oxnard, CA 93035

Joseph E. Thomure (a)                    871,412  (included
13006 Mason Estates Ct.                             in 14.1%
St. Louis, MO 63141                                   above)

Richard S. McShirley (b)                 801,418        6.4%
794 Hot Springs Road
Santa Barbara, CA 93108

Samuel E. Bradt (c)                      688,050        5.5%
6925 N. Wildwood Point
Chenequa, WI 53029

Jawsh Corporation                        622,987        5.0%
258 Lansbrooke Drive
Chesterfield, MO 63005

Dennis W. McQuilliams (d)                500,000        4.0%
16623 N.E. 145th Street
Woodinville, WA 98072

P. Scott Turner                           29,408         **%
30452 Winchester Road
Castaic, CA 91384

Scott T. Behan                            10,000         **%
P.O.Box 1244
Somis, CA 93066

Robert N. Schwartz                        19,647         **%
Hughes Research Laboratories
3011 Malibu Canyon Road
Malibu, CA 90265

All Officers and Directors             2,928,578       23.5%
As a Group (seven indiviuals)

Total shares outstanding              12,453,658
as of May 31, 1999

**%  Less  than  1%  of  outstanding  shares.

(a) Under an August 1998 agreement, Mr. Thomure has given Robert C. McShirley a continuing proxy to vote shares held by Mr. Thomure, until August 2000. The percentages above reflect this proxy. In addition to common shares held or voted by Mr. McShirley, he owns $95,600 principal amount of Convertible Demand Notes, convertible into 198,143 common shares. Mr. McShirley also has an unvested option to purchase 100,000 additional shares at $0.75 per share.

(b) Richard McShirley owns $33,100 principal amount of Convertible Demand Notes which are convertible into 148,143 common shares, and has an unvested option to purchase 50,000 additional shares at $0.75 per share.

(c) Samuel E. Bradt has an unvested option to purchase 25,000 additional common shares at $0.75 per share.

(d) Dennis W. McQuilliams has a 37.6% interest in DX3, Inc. and is the Chief Executive Officer of DX3, Inc., which owns 500,000 common shares of Interactive Buyers as well as an option to purchase another 500,000 shares at $0.59 per share. In addition, Mr. McQuilliams has an unvested option to purchase 75,000 common shares at $0.75 per share.

Item  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Directors are elected at each annual shareholder meeting, to serve until his or her successor is qualified, elected, and begins to serve a new term. Officers are elected at each annual board of directors meeting, to serve until his or her successor is qualified, elected and begins to serve, unless the board takes other action relative to the officer.

Name                             Age           Position
-------------------------------  ---  --------------------------
Robert C. McShirley               44  President, CEO
                                      Director since Jan. 1998
                                      and Chairman since Jan. 1999
Samuel E. Bradt                   61  Chief Financial Officer,
                                      Secretary, Treasurer
                                      Director since Dec. 1996
P. Scott Turner                   45  Director since Jan. 1998
Scott T. Behan                    37  Director since Jan. 1998
Robert N. Schwartz                59  Director since Jan. 1998
Richard S. McShirley              43  Vice President, Sales &
                                      Marketing
Dennis W. McQuilliams             58  Vice President & Chief
                                      Technical Officer
David K. Brazier                  49  Network Technical
                                      Manager
Daniel J. Jinguji                 43  Vice President
Jill Ann Kossow                   49  Strategic Business Account
                                      Manager

BUSINESS  EXPERIENCE  OF  KEY  MANAGEMENT  PERSONNEL

Robert C. "Jay" McShirley, Chairman, President, and Chief Executive Officer - Mr. McShirley originated the Virtual Source concept in 1994, and began development work on the system at that time. In 1995, when Interactive Buyers acquired Buyer/Seller Interactive, which was subsequently re-named Virtual Source, Inc., and began to commercialize the concept, Mr. McShirley became inactive. Prior to rejoining Interactive Buyers in May of 1997, he worked as a manufacturing consultant with his most recent assignment being with AML Communications, Inc., a communications products company. While on assignment with AML, he reorganized their manufacturing processes, and moved operations to a new, more efficient facility, thus allowing production to expand and allowing revenues to increase from approximately $2 million annual rate to a $14 million annual rate. This was accomplished in a one-year period. Prior to 1995, Mr. McShirley was employed in several manufacturing positions. Prior to that, he worked with McShirley Products, Inc., a manufacturing firm established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Samuel  E.  Bradt,  Chief  Financial  Officer,  Corporate  Secretary, Treasurer,
Director - Since 1984, Mr. Bradt has worked with a number of successful entrepreneurial businesses as an officer, director and shareholder. He is currently a director of six private companies, two public companies, Lunar Corporation of Madison, Wisconsin, and Interactive Buyers, and one private foundation. He serves as an officer in all but two of those organizations. Prior to 1984, Mr. Bradt served as a financial officer with Abbott Laboratories, and with Federal Signal Corporation, and was a commercial lending officer with the American National Bank in Chicago. Mr. Bradt received his B.S. at Stanford University, and MBA at the University of Chicago Graduate School of Business.

Richard S. McShirley, Vice President, Sales and Marketing - Richard McShirley has more than fifteen years experience developing and implementing marketing and sales programs. He worked closely with the creators of King World Productions, and the creators of the successful television series "Wild America". He led the development of a complete merchandising and licensing program related to that television series. Prior to that, he worked with McShirley Products, Inc., a manufacturing business established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Dennis W. McQuilliams, Vice President and Chief Technology Officer - Mr. McQuilliams has a background in finance, and over fifteen years experience in design, development and implementation of business application software for mini and microcomputers. He has developed multi-user programs for municipal entities, and the vision health industry, as well as accounting systems, payroll systems and other custom applications.

David K. Brazier, Network Technical Manager - Mr. Brazier has over thirty years of experience as a professional systems analyst, systems integrator, communications analyst, and communications integrator. He started working in mainframe computing, moving to microcomputers in 1977. He has served as chief technology officer for several start-up computer ventures, including leading the development effort for desktop database publishing software. He has been the owner or senior officer in companies in a variety of areas, including retailing, publishing, computer and communications consulting, broadcasting, industrial photography, and the Internet.

Daniel J. Jinguji, Vice President, Product Development - Mr. Jinguji spent fifteen years with Microsoft, where he co-authored "Learn Microsoft Visual J++ 6.0" to help explain the Microsoft version of the Java programming language. He attended the University of Washington in Seattle where he received his B.A. in mathematics, B.S. in biology and M.S. in computer science.

Jill Ann Kossow, Strategic Business Account Manager - Ms. Kossow spent eleven years as a Strategic Business Account Manager for Apple Computer, where she received several awards for outstanding performance in her work with several major corporations. Prior to Apple, she worked as Sales Manager for Encore, Inc., as well as seven years as a Business Development Manager with Digital Equipment. She attended Manatee Community College in Florida, California State University in Los Angeles, and the Harvard University Graduate Business School - Advanced Management Program.

Item  6.  EXECUTIVE  COMPENSATION

Name                                    Position               Annual         Other
                                                               Salary      Compensation
Robert C. McShirley            Chmn., Pres.,               $      114,000          (a)
                               & CEO
Richard S. McShirley           Vice Pres.,Sales            $      114,000          (b)
                               & Marketing
Dennis W. McQuilliams          Vice Pres.,Chief            $       74,500          (c)
                               Technical Officer
David Brazier                  Network                     $       74,500         none
                               Tech. Mgr.
Samuel E. Bradt                CFO, Secy,                  $       60,000          (d)
                               Treas, Director

Daniel J. Jinguji              Vice Pres.,                 $       60,000          (e)
                               Product Development
Jill Ann Kossow                Strategic Business          $       36,000          (f)
                               Acct. Mgr.
P. Scott Turner                Director                              none          (g)
Scott T. Behan                 Director                              none          (g)
Robert. N. Schwartz            Director                              none          (g)

(a)  Stock  options  for  80,000  shares  @ $0.625/share (exercised), 100,000 shares @
$0.18/share  (exercised),  and  100,000  shares  @$0.75/share  with  two year vesting.
(b)  Stock  options  for  35,000  shares  @ $0.625/share (exercised), 100,000 shares @
$0.18/share (exercised), 306,100 shares @ $0.20/share (exercised), and 50,000 shares @
$0.75/share  with  two  year  vesting.
(c)  Stock  option  for  75,000  shares  @  $0.75/share  with  two  year  vesting.
(d)  Stock  options  for 15,000 shares @ $0.625/share (exercised), and 25,000 shares @
$0.75/share  with  two  year  vesting.  Mr.  Bradt also received a $50,000 convertible demand  note  in return for an eighteen month time period, during 1996, 1997 and 1998, when  he  worked  without  compensation.
(e)     Stock  option  for  50,000  shares  @  $0.75  per  share,  of  which  5,000 shares  vested  4/16/99,  20,000  shares  vest 7/16/99, and the balance vest 12/16/99.
(f)     Stock  option  for  25,000  shares  @  $0.75/share  with  two  year  vesting.
(g)  Outside  directors  each  received  a  grant  of  10,000  shares.

Options  Granted
The  following  table  sets forth, information for the fiscal year ended January
31, 1999, regarding the granting of options to purchase Interactive Buyers' common stock. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  GRANTED  DURING  FISCAL  YEAR  ENDED  JANUARY  31,  1999:

NAME                  SHARES   EXPIRATION             PERCENT
--------------------  -------  -----------            --------
Robert C. McShirley    80,000    8-4-2008        (a)    12.7%

Richard S. McShirley   35,000    8-4-2008        (a)     5.6%

Samuel E. Bradt        15,000    8-4-2008        (a)     2.4%

DX3, Inc.             500,000   6-10-2008        (b)    79.4%
                      -------                         --------


  Total               630,000                          100.0%
                      -------                         --------

(a) These options were subsequently amended to provide for immediate vesting and adjustment in exercise price, if employee agreed to exercise the option. All these options were exercised 5-15-99.

     (b) DX3, Inc. was established to receive proceeds of sale of Wpg.Net, Inc. to Interactive Buyers, rather than having the proceeds go directly to the former owners, who are all now employees of Interactive Buyers: Dennis W. McQuilliams; David K. Brazier; Donald P. Britton.

Options  Exercised
The  following  table  sets forth, information for the fiscal year ended January
31, 1999, regarding the exercise of options to purchase Interactive Buyers' common stock and the value of unexercised options. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  EXERCISED  DURING  FISCAL  YEAR  ENDED  January 31, 1999:

                                  OPTION
                                  SHARES                              VALUE OF
                       SHARES   UNEXERCISED   EXERCISE   PER SHARE   UNEXERCISED
      NAME            ACQUIRED   AT YEAREND     PRICE      VALUE       OPTIONS
--------------------  --------  ------------  ---------  ----------  ------------
Robert C. McShirley          0       100,000  $    0.18  $     1.10  $     91,836
                                      80,000  $    1.25         n/a           n/a

Richard S. McShirley         0       306,100  $    0.20  $     1.10  $    275,490
                                     100,000  $    0.18  $     1.10  $     91,836
                                      35,000  $    1.25         n/a           n/a

Samuel E. Bradt              0        15,000  $    1.25         n/a           n/a

DX3, Inc.                    0       500,000  $    0.59  $     1.10  $    255,000

Value is based on closing price at 1-31-99 of $2.00 per share for unrestricted shares. A discount is used to value restricted shares, resulting in a year-end value of $1.10 per share. As a result, the options with $1.25 exercise prices are not "in the money" and therefore no value is indicated.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Interactive Buyers has issued convertible demand notes, from time to time, each in a private transaction. The proceeds of these notes have been used to fund operations. At April 30, 1999 there were $802,206 principal amount of these notes outstanding, payable to twenty-two different investors, most of whom are also Interactive Buyers shareholders. Among the note holders is Jawsh Corporation, with $55,000 principal amount, which is also one of Interactive Buyers' largest shareholders with 622,987 shares. William Rosenbaum holds
$52,206 principal amount of the notes, as well as an unknown number of Interactive Buyers common shares. Mr. Rosenbaum is an investor in Jawsh
Corporation. Also, Robert C. McShirley owns $95,600 principal amount of the notes, and Richard S. McShirley owns $33,100 principal amount of the notes.

Malcolm Powell and his family, through various trusts, are beneficial owners of $55,000 principal amount of the notes. Dr. Powell also owns 200,000 shares of Interactive Buyers common stock, and is Mr. Bradt's first cousin. The largest principal amount of the Notes held by any one holder, are held by Daniel Bunn who owns $266,000 principal amount. Mr. Bunn is a business associate of Robert
C. McShirley. Each remaining note holders has less than $50,000 principal amount of the notes.

Item  8.  DESCRIPTION  OF  SECURITIES

COMMON  STOCK.
Interactive Buyers has 50 million shares of its $0.01 par common stock authorized. As of May 31, 1999 there were 12,453,658 shares outstanding. Each share is entitled to one vote. There are no pre-emptive rights, and the company has never paid a cash dividend. There are approximately 1,000 shareholders of record. CEDE & Co. is listed as one shareholder "of record", with 6,169,712 shares, but represents shares held in numerous brokerage accounts, for an even larger number of beneficial holders, and is otherwise known as "street name" stock.

PREFERRED  STOCK
Interactive Buyers has 5 million shares of $0.01 preferred stock authorized, but none outstanding. Interactive Buyers has no plans to issue preferred shares.

DEBT  SECURITIES
At January 31, 1999 there were $857,200 principal amount of convertible demand notes outstanding. At April 30, 1999 there were $802,206 principal amount outstanding held by twenty-two different investors. All these notes accrue interest at 10% per annum, and are payable on demand after various dates, but none later than December 31, 1999. Interest is payable in cash at the option of Interactive Buyers. Interest accrued but not paid may, at the option of the holder, be converted into Interactive Buyers common shares at the conversion rate specified in each note, whether on not the principal is also converted. The notes are convertible at various rates ranging from $0.20 per share to $1.25 per share. There are no sinking fund provisions. After December 31, 1999, Interactive Buyers may, at its option force conversion of the entire principal amount, or repay the principal amount, with ninety days advance notice. During the ninety-day notice period, the note holders may convert into Interactive Buyers common stock, but if they fail to do so they may be prevented from ever doing so. The terms of the notes do not provide for trustees or other persons or entities to act on behalf of note holders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Interactive Buyers' common stock is currently traded on the National Association of Securities Dealers Inc. Automated Quotation System's Bulletin Board, using the stock symbol "IBNL". Only a limited public trading market exists for Interactive Buyers outstanding stock, and there can be no assurance that an active public market will develop. The highest and lowest prices for Interactive Buyers common stock during the calendar quarter preceding the dates below, and the closing bid price on each the date, are as follows:

Quarters  ended:

1997                 High    Low     Close
------------------  ------  ------  --------

March 31, 1997      $0.875  $0.250  $  0.313

June 30, 1997       $0.500  $0.188  $  0.260

September 30, 1997  $0.320  $0.160  $  0.313

December 31, 1997   $1.063  $0.290  $  0.438

1998
------------------

March 31, 1998      $0.813  $0.313  $  0.688

June 30, 1998       $3.250  $0.400  $  1.563

September 30, 1998  $1.625  $0.625  $  0.875

December 31, 1998   $2.875  $0.688  $  1.625

1999
------------------

March 31, 1999      $3.000  $1.500  $  1.688

June 30, 1999       $2.000  $1.375  $  1.875

* Source: National Association of Securities Dealers, Inc. Automated Quotation System, OTC Bulletin Board.

DIVIDEND  POLICY
Interactive Buyers has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Interactive Buyers currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon Interactive Buyers' financial condition, operating results, capital requirements, applicable contractual restrictions and other factors as the board of directors deems relevant.

VOLATILITY  AND  LIMITED  MARKET
The market price of Interactive Buyers common stock has in the past been highly volatile and is expected to continue to be subject to significant price and volume fluctuations in the future based on a number of factors, including market uncertainty about Interactive Buyers' financial condition or business prospects; shortfalls in the revenues or results of operations expected by securities analysts; analyst's reports or recommendations; quarterly fluctuations in Interactive Buyers' financial results or in the results of other similar companies, including competitors of Interactive Buyers; the introduction of new services or enhancements by Interactive Buyers or its competitors; general conditions in the industry; changes in prices for Interactive Buyers' or competitors' products or services; and changes in general economic conditions.

In addition, the stock market may from time to time experience extreme price and volume fluctuations, which particularly affect the market for the securities of many Internet-related companies and which have often been unrelated to the operating performance of the specific companies. There can be no assurance that the market price of Interactive Buyers common stock will not experience significant fluctuations in the future.

Item  2.  LEGAL  PROCEEDINGS

There are currently no legal proceedings involving Interactive Buyers, and none threatened. However, because of the rapidly changing environment surrounding the Internet, and the rapid pace with which new businesses enter or attempt to enter Internet related businesses, it is possible that disagreements will develop regarding business names, relationships, markets, technologies, and other subjects. Any future disagreement could lead to legal action.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

There are and have been no substantive disagreements with Interactive Buyers' outside accounting firm, and there have been no changes in accounting firms during the last three years.

Item  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

During January and February of 1997, Interactive Buyers sold 2,918,653 shares of restricted common stock and received proceeds of $583,731 before expenses. Since no underwriters were used and no commissions were paid, expenses were limited to legal fees approximating $10,000. This offering was a private placement, and in the opinion of legal counsel for Interactive Buyers, was exempt from registration under Section 4(2) of the Securities Exchange Act of 1934. The recipients of these shares were primarily existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors or investors. They represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution, and appropriate restrictive legends were placed on each stock certificate issued pursuant to this offering.

From August through November of 1997, Interactive Buyers sold 1,487,763 shares of unrestricted common stock, and received $346,721 before offering costs. As before, no underwriters were used, and no commissions paid. Offering costs were limited to approximately $4,000 for legal fees. This offering was a private placement and in the opinion of legal counsel for Interactive Buyers, was exempt from registration under the Exchange Act. Further, Interactive Buyers was eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. The recipients of these shares, primarily being existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

During March and April of 1999, Interactive Buyers sold 737,493 shares of unrestricted common stock, and received $999,942 net of offering costs. As before, no underwriters were used and no commissions were paid. Legal fees approximated $5,000. This offering was a private placement and, in the opinion of counsel, was exempt from registration under the Exchange Act. Interactive Buyers was again eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. Because Rule 504 was changed effective April 7, 1999, the last sale of shares under this offering was made on April 6, 1999. The recipients of these shares, primarily being existing Interactive Buyers investors, or friends, relatives and business associates of Interactive Buyers officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

Item  5.  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

Officers and directors of Interactive Buyers, and officers and directors of its 100% owned subsidiary, Virtual Source, Inc., are indemnified to the greatest extent allowed by Nevada law.

                                    PART F/S

FINANCIAL  STATEMENTS  AND  EXHIBITS

Interactive Buyers' financial statements are presented in the following exhibits.


                                      *****

                  Interactive Buyers Network International Ltd.

                                and Subsidiaries

                              FINANCIAL STATEMENTS

                                January 31, 1999

                   (with Independent Auditors' Report Thereon)

                 INDEX TO FINANCIAL STATEMENTS

                                                           Pages
                                                           -----
Independent Auditors' Report                               F-1

Consolidated Balance Sheet                                 F-2

Consolidated Statements of Operations                      F-3

Consolidated Statements of Stockholders' Equity (Deficit)  F-4

Consolidated Statements of Cash Flows                      F-5

Notes to Consolidated Financial Statements                 F-6

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board  of  Directors
Interactive  Buyers  Network  International  Ltd.
     and  Subsidiaries
Ventura,  California


We have audited the accompanying consolidated balance sheet of Interactive Buyers Network International Ltd. and subsidiaries as of January 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended January 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Buyers Network International Ltd. and subsidiaries as of January 31, 1999 and the results of its operations, and its cash flows for the years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $1,101,062 during the year ended January 31, 1999, and as of that date, had a working capital deficiency of $920,680 and stockholders' deficit of $360,305. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/  LUCAS, HORSFALL, MURPHY & PINDROH, LLP

Pasadena,  California
May 15, 1999, except for Note 9 to the financial statements which is as of June 25, 1999.

                      Interactive Buyers Network International Ltd. and subsidiaries
                                        CONSOLIDATED BALANCE SHEET

                               INFORMATION AS OF APRIL 30, 1999 IS UNAUDITED


                                                  ASSETS

                                                               JANUARY 31,    APRIL 30,
                                                                  1999          1999
                                                               -----------  ------------
                                                                            (UNAUDITED)
 CURRENT ASSETS
   Cash . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   59,937   $   784,808
   Accounts Receivable. . . . . . . . . . . . . . . . . . . .       3,590             -
                                                               -----------  ------------

     TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . . .      63,527       784,808
                                                               -----------  ------------

 PROPERTY AND EQUIPMENT
   Furniture and fixtures . . . . . . . . . . . . . . . . . .      64,588        94,228
   Software . . . . . . . . . . . . . . . . . . . . . . . . .       8,899         8,899
                                                               -----------  ------------

                                                                   73,487       103,127
   Less: accumulated depreciation . . . . . . . . . . . . . .      50,920        56,335
                                                               -----------  ------------

     PROPERTY AND EQUIPMENT, NET. . . . . . . . . . . . . . .      22,567        46,792
                                                               -----------  ------------

 OTHER ASSETS
   Prepaid rent . . . . . . . . . . . . . . . . . . . . . . .      37,500        26,250
   Employee receivables . . . . . . . . . . . . . . . . . . .      68,027       103,097
   Intangible assets, net of accumulated amortization . . . .     433,774       426,215
   Other assets . . . . . . . . . . . . . . . . . . . . . . .       1,757         1,538
                                                               -----------  ------------

     TOTAL OTHER ASSETS . . . . . . . . . . . . . . . . . . .     541,058       557,100
                                                               -----------  ------------

 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . .  $  627,152   $ 1,388,700
                                                               ===========  ============


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
   Accounts payable . . . . . . . . . . . . . . . . . . . . .  $   49,222   $    52,128
   Accrued liabilities. . . . . . . . . . . . . . . . . . . .      77,785        97,980
   Notes payable - related parties. . . . . . . . . . . . . .     857,200       802,206
                                                               -----------  ------------

     TOTAL CURRENT LIABILITIES. . . . . . . . . . . . . . . .     984,207       952,314

 DEFERRED REVENUE . . . . . . . . . . . . . . . . . . . . . .       3,250         1,866
                                                               -----------  ------------

     TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . . .     987,457       954,180
                                                               -----------  ------------

 COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)

 STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $.01 par value
     5,000,000 shares authorized,
     - 0 - shares issued and outstanding. . . . . . . . . . .          -              -
   Common stock, $.01 par value,
     50,000,000 shares authorized,
     11,401,451 issued and outstanding on Jan. 31, 1999
     and 12,274,876 issued and outstanding on April 30, 1999.     114,014       122,749
   Additional paid-in capital . . . . . . . . . . . . . . . .   3,000,203     4,119,880

   Accumulated deficit. . . . . . . . . . . . . . . . . . . .  (3,474,522)   (3,808,109)
                                                               -----------  ------------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT) . . . . . . . . . .    (360,305)      434,520
                                                               -----------  ------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) . . . .  $  627,152   $ 1,388,700
                                                               ===========  ============

          The Accompanying notes are an integral part of these statements.

                      Interactive Buyers Network International Ltd. and subsidiaries
                                   CONSOLIDATED STATEMENTS OF OPERATIONS


                  INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED

                                          FOR THE YEAR    FOR THE YEAR    FOR THE THREE    FOR THE THREE
                                             ENDED           ENDED        MONTHS ENDED     MONTHS ENDED
                                          JANUARY 31,     JANUARY 31,       APRIL 30,        APRIL 30,
                                              1998            1999            1998             1999
                                                                           (UNAUDITED)     (UNAUDITED)
                                         --------------  --------------  --------------  ----------------
 Revenue. . . . . . . . . . . . . . . .  $      72,015   $      61,387   $       24,590   $        4,060

 General and administrative expenses. .        888,528       1,253,559          224,855          337,647
                                         --------------  --------------  --------------  ----------------
 Loss from operations . . . . . . . . .       (816,513)     (1,192,172)        (200,265)        (333,587)
                                         --------------  --------------  --------------  ----------------
 Other income (expenses):

   Loss on abandonment of equipment . .        (27,856)              -                -                -

   Income from litigation settlement. .              -          91,110                -                -
                                         --------------  --------------  --------------  ----------------
          Total other income (expenses)        (27,856)         91,110                -                -
                                         --------------  --------------  --------------  ----------------
 Net loss . . . . . . . . . . . . . . .       (844,369)     (1,101,062)        (200,265)        (333,587)
                                         ==============  ==============  ==============  ================
 Basic weighted average number of
   common shares outstanding. . . . . .      9,192,811      10,529,147       10,804,295       11,838,164
                                         ==============  ==============  ==============  ================
 Net loss per common share
   Basic. . . . . . . . . . . . . . . .  $       (0.09)  $       (0.10)  $        (0.02)  $        (0.03)
                                         ==============  ==============  ==============  ================

          The Accompanying notes are an integral part of these statements.

                                  Interactive Buyers Network International Ltd. and subsidiaries
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                              INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED

                                                        Common Stock                                              Total
                                                   ------------------------   Additional                      Stockholders'
                                                     No. of                    Paid-in-      Accumulated         Equity
                                                     Shares       Amount       Capital        (Deficit)         (Deficit)
                                                   -----------  -----------  ------------  ---------------  -----------------
 Balances at January 31, 1997 . . . . . . . . . .   6,042,880   $   60,429   $  1,198,110  $   (1,529,091)  $       (270,552)

 Issuance of common stock - private placements
    net of $4,000 issuance cost . . . . . . . . .   3,882,693       38,827        787,775               -            826,602

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     475,000        4,750         90,250               -             95,000

 Issuance of common stock for services. . . . . .     403,722        4,037         88,669               -             92,706

 Net loss . . . . . . . . . . . . . . . . . . . .           -            -              -        (844,369)          (844,369)
                                                   -----------  -----------  ------------  ---------------  -----------------

 Balances at January 31, 1998 . . . . . . . . . .  10,804,295      108,043      2,164,804      (2,373,460)          (100,613)

 Common stock surrendered . . . . . . . . . . . .  (1,000,000)     (10,000)        10,000               -                  -

 Issuance of common stock -
   Acquisition of WPG.Net, Inc. . . . . . . . . .     500,000        5,000        450,000               -            455,000

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     778,656        7,786        311,221               -            319,007

 Issuance of common stock for services. . . . . .     318,500        3,185         64,178               -             67,363

 Net loss . . . . . . . . . . . . . . . . . . . .           -            -              -      (1,101,062)        (1,101,062)
                                                   -----------  -----------  ------------  ---------------  -----------------

 Balances at January 31, 1999 . . . . . . . . . .  11,401,451      114,014      3,000,203      (3,474,522)          (360,305)

 Unaudited:

   Issuance of common stock - private placements
     net of $5,000 issuance costs . . . . . . . .     737,493        7,375        992,567               -            999,942

   Issuance of common stock upon
     conversion of demand notes . . . . . . . . .      91,932          920         85,200               -             86,120

   Issuance of common stock for services. . . . .      44,000          440         41,910               -             42,350

   Net loss                                                 -            -              -        (333,587)          (333,587)
                                                   -----------  -----------  ------------  ---------------  -----------------

 Balances at April 30, 1999 (unaudited) . . . . .  12,274,876   $  122,749   $  4,119,880  $   (3,808,109)  $        434,520
                                                   ===========  ===========  ============  ===============  =================

          The Accompanying notes are an integral part of these statements.

                             Interactive Buyers Network International Ltd. and subsidiaries
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                         INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED

                                                        FOR THE YEAR    FOR THE YEAR    FOR THE THREE    FOR THE THREE
                                                           ENDED           ENDED        MONTHS ENDED     MONTHS ENDED
                                                        JANUARY 31,     JANUARY 31,       APRIL 30,        APRIL 30,
                                                            1998            1999            1998             1999
                                                                                         (UNAUDITED)      (UNAUDITED)
                                                       --------------  --------------  ---------------  ---------------
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
   Net loss . . . . . . . . . . . . . . . . . . . . .  $    (844,369)  $  (1,101,062)  $     (200,265)  $     (333,587)
   Adjustments to reconcile net loss to net cash used
     by operating activities:
    Depreciation & amortization . . . . . . . . . . .         21,753          41,441            5,634           13,194
    Loss on abandonment of equipment. . . . . . . . .         27,856               -                -                -
     Issuance of stock and debt for services, expense
       reimbursements and accrued interest. . . . . .         92,706         220,735           31,250           43,775
   (Increase) decrease in accounts receivable . . . .              -          (3,590)               -            3,590
   (Increase) decrease in prepaid expenses. . . . . .        (22,317)         27,562                -                -
   (Increase) decrease in prepaid rent. . . . . . . .              -         (37,500)           7,875           11,250
   (Increase) decrease in other assets. . . . . . . .        (49,376)            877                -                -
    Increase (decrease) in accounts payable . . . . .       (119,898)         16,735            2,940            2,906
    Increase (decrease) in deferred revenue . . . . .         19,351         (25,469)               2           (1,384)
    Increase (decrease) in accrued liabilities. . . .         17,222          49,042           (7,415)          20,195
                                                       --------------  --------------  ---------------  ---------------
     NET CASH USED BY OPERATING ACTIVITIES. . . . . .       (857,072)       (811,229)        (159,979)        (240,061)

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES
   Advances to employees. . . . . . . . . . . . . . .              -          (9,400)             151          (35,070)
   Purchase of equipment. . . . . . . . . . . . . . .         (1,355)              -                -          (29,640)
                                                       --------------  --------------  ---------------  ---------------
     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES         (1,355)         (9,400)             151          (64,710)
                                                       --------------  --------------  ---------------  ---------------
 CASH FLOWS FROM (TO) FINANCING ACTIVITIES
   Proceeds from issuance of common stock . . . . . .        826,602               -                -          999,942
   Proceeds from borrowings . . . . . . . . . . . . .         62,675         825,160          108,500           29,700
                                                       --------------  --------------  ---------------  ---------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES. . . .        889,277         825,160          108,500        1,029,642
                                                       --------------  --------------  ---------------  ---------------
 NET INCREASE (DECREASE) IN CASH. . . . . . . . . . .         30,850           4,531          (51,328)         724,871

 CASH, BEGINNING OF PERIOD. . . . . . . . . . . . . .         24,556          55,406           55,406           59,937
                                                       --------------  --------------  ---------------  ---------------
 CASH, END OF PERIOD. . . . . . . . . . . . . . . . .  $      55,406   $      59,937   $        4,078   $      784,808
                                                       ==============  ==============  ===============  ===============

See  Note  1  for  supplemental  disclosure.

          The Accompanying notes are an integral part of these statements.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES

Organization  and  business
---------------------------

Interactive Buyers Network International Ltd. and Subsidiaries ("IBNL" or the Company) offers two unique Internet applications. Virtual Source Network is an Internet based electronic procurement system, used by businesses to improve efficiencies and reduce costs associated with their purchasing activities, as well as goods and services they purchase. Virtual Source Publisher is a user friendly, do-it-yourself, web site builder that requires no technical expertise, no special software, and no consultants.

IBNL was incorporated in the State of Nevada on October 22, 1980 as Cinema-Star Corporation, and in September 1989, was renamed Dyna-Seal Corporation. Prior to February 1, 1995, the Company's name was changed several times, and its former line of business (manufacturing, packaging and distribution of coatings, sealants and adhesive for use in aircraft and marine industries) was completely discontinued.

In July 1995 the Company changed its name to Interactive Buyers Network International, Ltd., and acquired all of the outstanding shares of Buyer/Seller Interactive Software, Inc. a corporation who's name subsequently changed to Virtual Source, Inc., ("VSI") (incorporated in the State of Nevada on July 11,
1995).  On June 1, 1998, the Company acquired all of the assets of WPG.NET.  See
Note  2.

Principles  of  Consolidation
-----------------------------

The consolidated financial statements include the accounts of Interactive Buyers Network International, Ltd. and its wholly owned subsidiaries Virtual Source, Inc. and WPG.NET, Inc. Significant intercompany accounts have been eliminated.

Revenue  Recognition
--------------------

Under the Company's early version of Virtual Source Network (VSN) which was used for the first few months of 1999, in return for access to the network, clients paid a subscription fee of $980. These fees were initially included as deferred revenues, and amortized over the term of the subscription. Subsequent to the first few months of 1999, the Company stopped offering the VSN and thus had revenues from amortization of the previously deferred subscription fees. The new Internet version of the software was not operational during 1999. When the Internet software becomes fully operational, clients will be charged an initial setup fee for VSI, which will be recognized as income at the time of the setup of the software on the customer's computer or network. In addition to the initial setup fee, there is transaction fee for every transaction initiated by the customer. This fee will be recognized as income at the time the transaction occurs.

Under WPG.NET's Virtual Source Publisher, a monthly fee will be charged to clients after an initial free introductory period has lapsed. The monthly charge will be recognized as income in the period in which the fee is charged. The Company did not recognize any revenue on Virtual Source Publisher in 1999.

Year  2000  Issues
------------------

Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonable predict with certainty the nature of likelihood of such impacts.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  PRINCIPLES  (continued)

The Company is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. The Company is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior to 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to the Company's operations arising from the Year 2000 issue.

The Company is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customers, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect the Company's operations. The Company currently is not in a position to assess this aspect of the Year 2000 issues; however, the Company plans to take the necessary steps to provide itself with reasonable assurance that its service providers, customers and financial institutions are Year 2000 compliant.

The Company is developing contingency plans to identify and mitigate potential problems and disruptions to the Company's operations arising from the Year 2000 issue. The total cost to achieve Year 2000 compliance is not expected to be material. Amounts spent to date have not been material.

While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

Recently  Issued  Accounting  Pronouncements
--------------------------------------------

In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's adoption of these statements had no material impact on the accompanying financial statements.

Property  and  Equipment
------------------------

Property and equipment are stated at cost. The assets are being depreciated using the straight-line method over their estimated useful lives of five years. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
       (Continued)

It is the policy of the Company to capitalize significant improvements and to expense repairs and maintenance.

Depreciation expense for the years ended January 31, 1998 and 1999 was $20,877 and $21,661, respectively. Depreciation expense for the three months ended April 30, 1998 and 1999 was $5,415 and $5,415, respectively.

Impairment  of  Long  Lived  Assets
-----------------------------------

The Company evaluates its long lived assets by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying value of the assets has been made.

Intangible  Assets
------------------

Intangible assets, principally goodwill, are amortized on the straight-line method over a period of 15 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the related business indicates the carrying amounts of the assets may not be recoverable. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Amortization for the years ended January 31, 1998 and 1999 was $876 and $19,780, respectively. Amortization for the quarter ended April 30, 1998 and 1999 was $219 and $7,779, respectively.

Stock  Based  Compensation
--------------------------

The Company accounts for stock-based compensation as prescribed by Statement of Financial Accounting Standard (SFAS) Number 123 Accounting for Stock-Based Compensation, and has adopted its disclosure provisions. The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stocks Issued to Employees (APB
25).

Loss  Per  Share
----------------

Loss per share of common stock is computed using the weighted average number of common shares outstanding during the period shown. Common stock equivalents are not included in the determination of the weighted average number of shares outstanding, as they would be antidilutive.

Statement  of  Cash  Flows
--------------------------

For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
       (continued)

Supplemental  disclosure  of  cash  flow  information  is  as  follows:

Cash  paid  during  the  periods  for:

                For the       For the     For the three   For the three
               year ended    year ended       Months          months
              January 31,   January 31,    ended April     ended April
                  1998          1999         30, 1998        30, 1999
              ------------  ------------  --------------  --------------
                                            (UNAUDITED)     (UNAUDITED)
Interest      $          -  $          -  $            -  $            -
Income taxes  $      1,600  $      1,600  $            -  $        1,600

Supplemental  schedule  of  non-cash  investing  and  financing  transactions:

Issuance  of  common  stock  in  connection  with  the  following  transactions:

                               For the       For the     For the three   For the three
                              year ended    year ended       months          months
                             January 31,   January 31,    ended April     ended April
                                 1998          1999         30, 1998        30, 1999
                             ------------  ------------  --------------  --------------
                                                          (UNAUDITED)      (UNAUDITED)
Conversion of notes payable  $     95,000  $    319,007  $            -  $       86,120
Purchase of WPG.NET, Inc.    $          -  $    455,000  $            -  $            -

Use  of  Estimates
------------------

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual result could differ from estimates and assumptions made.

Unaudited  Interim  Financial  Statements
-----------------------------------------

In the opinion of management, the unaudited interim financial statements for the three months periods ending April 30, 1998 and 1999 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods.

2.     ACQUISITION  OF  WPG.NET  INC.

On June 1, 1998, the Company acquired all of the assets of WPG.NET, Inc for an aggregate purchase price of $455,000. IBNL issued 500,000 shares of common stock with a fair value of $375,000 (75 cents per share), plus stock options on 500,000 shares with a fair value of $80,000. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If WPG.NET, Inc. division revenues reach $500,000 before the 3 years vesting period has expired, the additional 500,000 options vest immediately. The former shareholders of WPG.NET, Inc. (WPG.NET, Inc. Shareholders) are entitled to a commission of 50% of WPG.NET, Inc. revenue generated by the WPG.NET, Inc. division. If the revenue is generated by the VirtualSource division sales force, WPG.NET, Inc. Shareholders are entitled to a commission of 25% of the revenue. In the event that IBNL is sold, the WPG.NET, Inc. Shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. IBNL guaranteed a minimum stock price of $7.00 per share for stock held by the WPG.NET, Inc. shareholders upon the sale of the Company.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


2.     ACQUISITION  OF  WPG.NET  INC.  (Continued)

The acquisition was accounted for as a purchase and was included with the combined operations from June 1, 1998 through January 31, 1999. As a result of the acquisition, goodwill was recorded in the amount of $453,555. In conjunction with the acquisition of WPG.NET, three of WPG.NET's executives signed one-year employment agreements with the Company. The contracts guaranteed the WPG.NET executives salaries ranging from $49,500 to $77,250 per year.

3.     CONVERTIBLE  NOTES  PAYABLE  -  RELATED  PARTIES

The following table summarizes information about Convertible Notes Payable outstanding at January 31, and April 30, 1999:

                                                                                         Amount
                                                                         Range of          of
                                                      Approximate       conversion       Notes
                  Maturity dates  Interest rate   shares if converted      rates      Convertible
                  --------------  --------------  -------------------  -------------  ------------
                  On demand--
January 31, 1999  Dec. 31, 1999              10%            2,042,946  $0.20 - $1.25  $    857,200
                  On demand-
April 30, 1999    Dec. 31, 1999              10%            1,789,443  $0.20 - $1.25  $    802,206

At January 31, and April 30, 1999, on an as converted basis, the related party notes were convertible to approximately 2,042,946 and 1,789,443 shares of IBNL common stock, respectively.

At January 31, and April 30, 1999, accrued interest on the convertible notes payable in the amount of approximately $48,000 and $67,000, respectively, is included in accrued liabilities on the consolidated balance sheet.

4.     STOCK  OPTIONS

Under various plans, the Company may grant stock options to key executive, management and other employees at exercise prices equal to or exceeding the market price at the date of grant. In general, options become exercisable from 2 to 10 year periods from the grant date. Stock reserved for current or future option exercise at January 31, and April 30, 1999, totaled 1.5 million, inclusive of the 1,136,100 shares related to options previously granted.

On June 10, 1998, the Board of Directors granted options to shareholders' of WPG.NET, Inc., to purchase 500,000 shares of the Company's restricted common stock at an exercise price of $0.59 per share. The options vest monthly over a three-year period and have term ending June 2008.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


4.     STOCK  OPTIONS  (Continued)

The following table summarizes information about stock option transactions for the year ended January 31, 1999 and quarter ended April 30, 1999:

                                            Weighted
                                             Average
                                            Exercise
                                  Shares      Price
                                 ---------  ---------
Outstanding at beginning
  of year                          506,100  $    0.18
Awards:
  Granted for the year ended
    January 31, 1999               630,000       0.59
   Exercised                             -          -
   Forfeited                             -          -
Outstanding at January 31, and
                                 ---------  ---------
April 30, 1999                   1,136,100  $    0.42
                                 =========  =========

Exercisable at January 31, 1999    268,343  $    0.29
                                 =========  =========

Exercisable at April 30, 1999      424,193  $    0.38
                                 =========  =========

The following table summarizes information about stock options outstanding at January 31, and at April 30, 1999:

                                                              Weighted
                                                               Average                            Exercisable
                                                              Remaining   Weighted                  Weighted
                                                 Number of    Years of     Average    Number of     Average
                                  Range of        options    Contractual  Exercise     Options      Exercise
                              exercise prices   outstanding     life        Price    Exercisable     Price
                              ----------------  -----------  -----------  ---------  -----------  ------------
January 31, 1999              $    0.18 - 0.63    1,136,100         2.42  $    0.42      268,343  $       0.29
April 30, 1999 (UNAUDITED)    $    0.18 - 0.63    1,136,100         2.21       0.42      424,193          0.38

During the fiscal 1997, the Company adopted SFAS 123 and under the provisions of the new standard has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with APB
25. Accordingly, the Company has not recognized compensation expense for its stock-based awards to employees.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


4.     STOCK  OPTIONS  (Continued)

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS 123 for the years ended January 31, 1998 and 1999 and the three months ended April 30, 1998 and 1999:

                  January 31,    January 31,    April 30,    April 30,
                     1998           1999          1998         1999
---------------  -------------  -------------  -----------  -----------
                                               (UNAUDITED)  (UNAUDITED)
Net loss:
 As reported     $   (844,369)  $ (1,101,062)  $ (200,265)  $ (333,587)
 Pro forma           (847,624)    (1,214,914)    (207,205)    (378,597)

Loss per share:
  As reported    $      (0.09)  $      (0.10)  $    (0.02)  $    (0.03)
  Pro forma             (0.09)         (0.12)       (0.02)       (0.03)

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model with a weighted average risk free rate of 6.4%, volatility of 177% and expected life of 3 years.

5.     INCOME  TAXES

Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. The statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at January 31, 1999 and April 30, 1999 the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

The  composition  of  deferred  tax  assets  is  as  follows:

                            January 31,    April 30,
                               1999           1999
                           -------------  ------------
                                          (UNAUDITED)
Total deferred tax assets  $    779,000       866,000
Total valuation allowance      (779,000)     (866,000)
                           -------------  ------------

Total deferred tax assets  $         --   $        --
                           =============  ============

The tax effects of temporary differences and carryforwards that give rise to deferred assets are as follows:

                                     January 31,    April 30,
                                        1999           1999
                                    -------------  ------------
Deferred tax assets:                               (UNAUDITED)
  Net operating loss carryforwards  $    779,000   $   866,000
                                    -------------  ------------

  Gross deferred tax assets              779,000       866,000
  Valuation allowance                   (779,000)     (866,000)
                                    -------------  ------------

    Net deferred tax assets         $         --   $        --
                                    =============  ============

No provision for income taxes has been recorded for the periods ended January 31, 1999 and 1997 and for the periods ended April 30, 1999 and 1998 as the Company has incurred losses during these periods.

The Company had approximately $3,400,000 of federal and state loss carryforwards available to reduce future federal and state tax liability through the year 2018 for the federal loss carryforward and 2003 for the state loss carryforward.

                  Interactive Buyers Network International Ltd.
                                and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     INFORMATION FOR THE PERIODS ENDED APRIL 30, 1998 AND 1999 IS UNAUDITED


6.     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company has used market information for similar instruments and applied judgment to estimate fair values of financial instruments. At January 31, 1999, and April 30, 1999, the fair values of cash, accounts receivable, employee receivables, notes payable and accounts payable approximated carrying values because of the short-term nature of these instruments.

7.     COMMITMENTS  AND  CONTINGENCIES

Leases
------

The Company leases its main office facilities under a noncancellable operating lease agreement expiring December 31, 1999 with the option to extend the lease for one additional year. The future expense that will be incurred under the lease for the year ended January 31, 2000 is $37,500, which is reflected as prepaid rent at January 31, 1999. See Litigation Settlement discussion below.

Rent expense for the years ended January 31, 1998 and 1999 was $94,067 and $35,063 respectively. Rent expense for the quarters ended April 30, 1998 and 1999 was $7,875 and $11,250, respectively.

Litigation  Settlement
----------------------

On August 28, 1998, the Company filed a complaint against the owner of the building complex in which its main office is maintained in Ventura, California. The complaint arose out of a dispute between the parties regarding the exercise by the Company of an option to extend the term of the current lease, and concerning the actions of the parties in connection with the negotiation of a potential new lease. The Company, in its complaint, sought specific performance, declaratory relief, injunctive relief, and damages.

In a mutual compromise settlement reached in October 1998, the Company agreed to accept the following in settlement of the complaint: an amount of $30,000 in cash; payment of attorney fees incurred in the amount of $7,500; payment of out-of-pocket expenses it incurred in a move to a new office space, up to a maximum of $10,000; and new office space in an adjacent building with "free-rent" for a one year period commencing December 1, 1998, with a monthly lease fair value of $3,750. The total settlement amount of $91,110 is reflected as income from litigation settlement in the consolidated statement of operations for the year ended January 31, 1999. The remaining months of abated rent are reflected as prepaid rent on the consolidated statement of financial position in the amount of $37,500 and $26,250 at January 31, 1999 and April 30, 1999, respectively.

8.     GOING  CONCERN

The Company, has not had significant revenues and has experienced operating losses since inception primarily caused by its continued development and marketing costs. As shown in the accompanying financial statements, the Company incurred a net loss of $1,101,062 during the year ended January 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $920,680. At January 31, 1999, the Company's shareholders' deficit was $360,305. Those factors create an uncertainty about the Company's ability to continue as a going concern. The management of the Company intends to pursue various means of obtaining additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Continuation of the Company as a going concern is dependent on the Company continuing to raise capital, developing significant revenues and ultimately attaining profitable operations.

9.     SUBSEQUENT  EVENTS

On or about May 15, 1999, the Board of Directors of the Company decided to accelerate the vesting provisions on all outstanding stock options so that all shares represented by said grants become fully vested immediately.

In June 1999, the Board of Directors approved the transfer of all assets, liabilities and operations of WPG.NET into the VSI subsidiary, to be followed by the dissolution of the WPG.NET corporate entity. Following that action, IBNL will function as a holding company with VSI as its only operating subsidiary.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERACTIVE  BUYERS  NETWORK  INTERNATIONAL,  LTD.



By:  /s/  Robert  C.  McShirley
          -----------------------------------------------
          Robert  C.  McShirley
          President, Chief Executive Officer and Director

Date:  ________________,  1999

                                    PART III

Item  1.  INDEX  TO  EXHIBITS

          The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
  No.           Document
-------  ---------------------------------------------
2.1      Articles  of  Incorporation
2.2      Bylaws
3.1      Specimen  Stock  Certificate
10.1     Stock  Purchase  and  Exchange  Agreement
10.2     Option  to  Purchase  Common  Stock
17       Computation of Earnings/Loss Per Common Share
23       Consent of Independent Certified Public Accountants
27       Financial  Data  Schedule